NATIONAL BANK OF GREECE

CHIEF EXECUTIVE OFFICER

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

January 31, 2012

RE:	National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
Form 6-K furnished August 31st, 2011
Form 6-K furnished November 29th, 2011
File No. 001-14960
Letter from the U.S. Securities and Exchange Commission (the “Commission”) to National Bank of Greece S.A. (the “Bank”) dated January 27, 2012
Letter from National Bank of Greece S.A. to the U.S. Securities and Exchange Commission dated December 9, 2011
Letter from the U.S. Securities and Exchange Commission to National Bank of Greece S.A. dated October 28, 2011
Letter from National Bank of Greece to the U.S. Securities and Exchange Commission dated November 7, 2011

Dear Ms. Hayes,

Thank you for providing us with your comments, dated January 27, 2012, regarding our responses to your comment letter of October 28, 2011 pertaining to the Bank’s Form 20-F for the Fiscal Year ended December 31, 2010 as filed on June 23, 2011. According to the letter, the Commission would like to receive our response to the comments, or an indication of when the Bank can provide a response, within ten business days from January 27, 2012.

We have started diligently going through your comments and drafting our response to ensure that you will be provided with the appropriate information which will allow you to better understand our disclosure.

In order for us to finalize the review of our responses with our independent auditors and legal counsel, we would like to request from the Commission an extension to the deadline, pursuant to which we would provide our responses by February 29, 2012. We believe that this extension will give us the necessary time to address your comments and prepare a high quality response.

Thank you for your kind consideration.

For the National Bank of Greece S.A.,

/s/ Apostolos Tamvakakis
Apostolos Tamvakakis